
November 6, 2024

John Campi
Co-Chief Executive Officer
SKYX Platforms Corp.
2855 W. McNab Road
Pompano Beach, Florida 33069

> **Re: SKYX Platforms Corp.**
> **Registration Statement on Form S-3**
> **Filed on November 1, 2024**
> **File No. 333-282955**

Dear John Campi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at 202-551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing